Exhibit 3.4

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION of

IIP-CO 4 LLC

The undersigned, being an authorized person, for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act, Chapter 18, Title 6, Delaware Code, Section 18-101 et seq (the “Act”), hereby certifies pursuant to Section 18-201.

FIRST:The name of the limited liability company is IIP-CO 4 LLC.

SECOND:The address of its registered office in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Delaware 19904, County of Kent. The name of its Registered Agent at such address is Cogency Global Inc.

THIRD:This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of IIP-CO 4 LLC this 24th day of September, 2021.

/s/ Brian Wolfe

Brian Wolfe, Authorized Person